WOODSIDE

RECEIVED
2004 JUL 13 P 2:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6 July 2004

[redacted]

04035474

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – GoM Atwater Valley Area 488 #2 (Kansas #3), lodged with the Australian Stock Exchange on 6 July 2004;
- Drilling Report – WA-255-P (Knott-1), lodged with the Australian Stock Exchange on 6 July 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JUL 14 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dlw 7/14

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 6 JULY 2004
11:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

GOM Atwater Valley Area 488#2 Kansas # 3

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Kansas #3 exploration well (OCS-G 18617 #2) located in the Gulf of Mexico on Atwater Valley block 488 has been plugged and abandoned at a depth of 5,110 metres (16,765 feet.)

All reported depths are referenced to the rig rotary table.

Woodside Energy (USA) Inc. owns a 16.665% working interest in the leases that comprise the Kansas prospect.

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 6 JULY 2004
11:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-255-P
KNOTT-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., a participant in the BHP Billiton operated WA-255-P Joint Venture, reports that the Knott-1 exploration well located in the Exmouth Sub-basin had reached total depth and was running wireline logs on 6 July 2004.

Since the last report, the 14¾ inch hole section was drilled and cased, and 8½ inch hole was drilled to a total depth of 2,212 metres.

The Atwood Eagle semi-submersible drilling rig is drilling the well. The well location is approximately 5 kilometres east of Skiddaw-1 and 8 kilometres east of Stybarrow-1. Water depth at the location is approximately 685 metres.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty. Ltd. and Woodside Energy Ltd.

WOODSIDE

5 July 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside approves major drilling campaign in Mauritania, lodged with the Australian Stock Exchange on 5 July 2004;
- Form 603 Notice of initial substantial holder (Ceramic Fuel Cells Limited), lodged with the Australian Stock Exchange on 5 July 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	**CERAMIC FUEL CELLS LIMITED**
ACN/ARSN	**055 736 671**

1. Details of substantial holder (1)

Name	**WOODSIDE PETROLEUM LTD and each of its associates as set out in the Annexure to this Notice (such associates are together known as the "Group Companies")**
ACN/ARSN (if applicable)	**004 898 962**

The holder became a substantial holder on 05 / 07 / 04

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully Paid Ordinary Shares	38,250,000	38,250,000	34.82%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Woodside Petroleum Ltd and Group Companies	Metasource Pty Ltd by reason of section 608(1) of the Corporations Act. Woodside Petroleum Ltd and Group Companies by reason of s608(3) of the Corporations Act.	38,250,000 fully paid ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Woodside Petroleum Ltd and Group Companies	Metasource Pty Ltd	Metasource Pty Ltd	38,250,000 fully paid ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-Cash	
Woodside Petroleum Ltd and Group Companies	24 / 06 / 04	$1.00 per share for shares acquired in connection with the initial public offering. Prior to the initial public offering, Metasource Pty Ltd had invested a total of $36,000,000 in shares.	N/A	1,250,000 fully paid ordinary shares acquired in connection with the initial public offering. Prior to the initial public offering, Metasource Pty Ltd held 37,000,0000 fully paid ordinary shares.

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Group Companies	Wholly owned subsidiaries

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address

Annexure
Group Companies

Company Name	ACN
Woodside Petroleum Ltd.	004 898 962
100% OWNED SUBSIDIARIES	
Woodside Energy Ltd.	005 482 986
Woodside Finance Limited	007 285 314
Woodside LNG Pty. Ltd.	008 868 568
Woodside Petroleum (W.A. Oil) Pty. Ltd.	050 135 192
Woodside Petroleum (Northern Operations) Pty. Ltd.	055 079 822
Mermaid Sound Port & Marine Services Pty. Ltd.	008 945 104
Woodside Petroleum Holdings Pty. Ltd.	058 272 781
Woodside Executive Superannuation Fund Pty. Ltd.	006 895 325
Woodside Group Staff Superannuation Pty. Ltd.	005 237 285
Woodside Petroleum (Timor Sea 1) Pty. Ltd.	066 086 075
Woodside Petroleum (Timor Sea 19) Pty. Ltd.	076 371 634
Woodside Petroleum (Timor Sea 20) Pty. Ltd.	076 371 670
Woodside Petroleum (PNG) Pty. Ltd.	067 360 105
Glyde Point Pty. Ltd.	077 838 101
Woodside South East Asia Pty. Ltd.	081 373 757
Woodside Mauritania Pty. Ltd.	083 070 937
Woodside Holdings Pty. Ltd.	086 818 911
Woodside Petroleum (Timor Sea 7) Pty. Ltd.	089 147 464
Woodside Energy (Senegal) Pty. Ltd.	093 023 119
Woodside Eastern Energy Pty. Ltd.	005 694 593
Woodside Technical Services Pty. Ltd.	090 004 729
Woodside Energy Holdings Pty. Ltd.	090 682 803
Woodside Energy (USA) Inc.	N/A
Woodside Energy Holdings (USA) Inc.	N/A
Woodside Petroleum (NEDSP) Pty. Ltd.	092 813 208
Woodside SSW Solutions Pty. Ltd.	093 277 411
Woodside Guangdong Shipping (Two) Pty. Ltd.	094 294 676
Woodside Guangdong Shipping (One) Pty. Ltd.	094 336 124
Metasource Pty. Ltd.	094 813 715
Woodside West Kimberley Energy Pty. Ltd.	095 092 121
Woodside Energy (Algeria) Pty. Ltd.	095 259 993
Woodside Energy (Sahara) Inc.	N/A
Woodside Energy Holdings (UK) Pty. Ltd.	096 905 574
Woodside Energy (UK) Limited	N/A
Woodside Energy (Kenya) Pty. Ltd.	097 225 584
Woodside Mauritania Investments Pty. Ltd.	097 350 644
Woodside Quest Energy Pty. Ltd.	098 480 338
Woodside Energy (N.A.) Ltd.	N/A
Woodside Insurance Inc.	N/A
Woodside Energy Iberia S.A.	N/A
Woodside Energy (Carbon Capture) Pty. Ltd.	105 069 163
Woodside Energy (SL) Pty. Ltd.	106 377 548
WEL Mauritania BV	N/A
Woodside Energy Liaison Company (Korea) Pty. Ltd.	107 829 194

MONDAY 5 JULY 2004
10:45AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE APPROVES MAJOR DRILLING CAMPAIGN IN MAURITANIA

Woodside Energy Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., is about to embark on its 2004 offshore Mauritania drilling campaign in West Africa.

The campaign will involve the drilling of up to 21 exploration, appraisal and development wells across offshore acreage containing the Chinguetti, Tiof and Banda oil and gas discoveries.

The exploration and appraisal program will commence in August 2004 and continue until the commencement of Chinguetti development drilling in the fourth quarter of 2004. The program will cover one commitment well, the Dorade prospect in PSC Area C2, up to five exploration wells in PSC Areas A and B and up to four appraisal wells on the Tiof discovery.

Work is continuing on finalising the prospect drilling list. The exploration wells to be drilled in PSC Areas A and B are expected to include the Tevet, Capitaine and Merou prospects with additional wells yet to be confirmed.

The development drilling program on Chinguetti will commence in the fourth quarter of 2004 and will involve up to six oil production wells, four water injection wells and one gas injection well in the Phase 1 Chinguetti Oil Development (PSC B).

"The exploration wells will target Miocene objectives, similar to those of the successful Chinguetti, Tiof and Banda discoveries and seek to identify other potential production opportunities," said Woodside Chief Operating Officer, Keith Spence.

"The development and appraisal drilling is designed to assist the timely delivery of our recently approved US$600 million Phase 1 Chinguetti Oil Development and to further appraise last year's exciting Tiof oil discovery."

The campaign will utilise two deep-water drilling rigs, the *'Stena Tay'* and *'West Navigator'*, that will work in tandem and operate in water depths ranging from 300 metres to 1,700 metres. The rigs are expected to continue in Mauritania on development, exploration and appraisal drilling into the second half of 2005.

Equity interests in Woodside's operated permits in Mauritania are as follows:

Company	PSC A	PSCB	PSC C2
Woodside Energy (operator)	53.846%	53.846%	48.0%
Hardman	24.3%	21.6%	28.8%
BG	13.084%	11.63%	
Premier		9.231%	
Fusion Mauritania A	4.615%		
ROC Oil	4.155%	3.693%	3.2%
Energy Africa			20.0%

Offshore Mauritania Area Map


17°00'W
16°00'W
Atlantic
Ocean
MAURITANIA
19°00'N
PSC AREA C6
PSC AREA B
Nouakchott
18°00'N
Chinguetti 4-7 (Tiof West)
Chinguetti 4-6 (Tiof)
Merou
Tevet
Chinguetti 4-3
(Banda)
Chinguetti-1
Capitaine
PSC AREA A
17°00'N
Dorade
PSC AREA C2
0
25
50
kilometres
400-19854